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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Intersolv, Inc.
(Name of Issuer)

Common Stock
- -----------------------------------------------------------------
- ----------
(Title of Class of Securities)

460705106
(CUSIP Number)

Sarah L. Carpenter
Emerging Growth Manangement Co.
One Bush Street, 13th Floor
San Francisco,  CA 94104
(415)399-4500
- -----------------------------------------------------------------
- ----------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 5, 1995
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                          SCHEDULE 13D

CUSIP No. 460705106                                    Page 2 of 13
Pages


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

                               SCHEDULE 13D

CUSIP No. 460705106                                    Page 3 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Emerging Growth Management Co.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/ (b) / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  1,090,274
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              1,090,274
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,090,274
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.0%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO and IA
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 460705106                               Page 4 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Adit Partners, a California Limited Partnership
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) /X/ (b)/ /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  155,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              155,000
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     155,000
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.0%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 460705106                                    Page 5 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Henwood Capital Partners, L.P.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) /X/(b) / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  40,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              40,000
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     40,000
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 460705106                               Page 6 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Michael T. Jackson
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/X / (b) / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -26,500-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  155,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -26,500-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              155,000
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     181,500
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.2%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 460705106                                    Page 7 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Thomas D. Henwood
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/X / (b) / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and PF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                          / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 1,400
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  41,150
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  1,400
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              41,150
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     42,550
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 460705106                                    Page 8 of 13 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Christopher F. Jackson
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)/X / (b) / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                          / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 1,300
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  -0-
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  1,300
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,300
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.01%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 460705106                               Page 9 of 13 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Intersolv, Inc., a Delaware corporation ("ISLI"). The principal executive office of ISLI is located at 3200 Tower Oaks Boulevard, Rockville, MD 20852.


ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) Emerging Growth Management Co., a California corporation ("EGM"); Adit Partners, a California Limited Partnership ("ADIT"); Henwood Capital Partners, L.P., a Delaware limited partnership ("HCP"); Michael T. Jackson ("Jackson"); Thomas D. Henwood ("Henwood"); Paul H. Baastad ("Baastad"); Jacqueline M. Keyser ("Keyser")and Christopher F. Jackson ("C. Jackson").

     (b) The business address of all such persons is One Bush Street, Suite 1300, San Francisco, California 94104.

     (c) EGM is an investment adviser to various managed accounts, including HCP. EGM is a general partner of ADIT. Jackson is a director and executive officer of EGM and a general partner of ADIT. Henwood is a director and executive officer of EGM and the general partner of HCP. Baastad is a director and executive officer of EGM. Keyser is a director and executive officer of EGM. ADIT and HCP are investment partnerships. C. Jackson is an officer of EGM.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  All such persons are citizens of the United States of America.

                               SCHEDULE 13D

CUSIP No. 460705106                                    Page 10 of 13 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds               Amount

EGM(1)         Accounts Under Management     $14,966,061.00
ADIT           Working Capital               $ 1,763,020.00
HCP            Working Capital               $   309,892.25
Henwood(2)     Accounts Under Management     $    38,262.75
Jackson(3)     Accounts Under Management     $   409,690.00
C. Jackson     Accounts Under Management     $    20,098.00

(1) Includes amounts invested in the Stock by ADIT and HCP.
(2) Includes accounts of Henwood's immediate family and Henwood's Defined Benefit Plan
(3) Includes accounts of Jackson's immediate family and Jackson's Revocable Living Trust.

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


          Aggregate
          Beneficially
          Owned               Voting Power        Dispositive Power
Name      Number    Percent   Sole      Shared    Sole      Shared

EGM       1,090,274 7.0%      -0-       1,090,274 -0-       1,090,274
ADIT      155,000   1.0%      -0-       155,000   -0-       155,000
HCP        40,000   0.3%      -0-        40,000   -0-        40,000
Jackson   181,500   1.2%      26,500    155,000   26,500    155,000
Henwood    42,550   0.3%      1,400      41,150   1,400      41,150
C.Jackson   1,300   0.01      1,300        -0-    1,300      -0-

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since April 5, 1995:

                               SCHEDULE 13D

CUSIP No. 460705106                                    Page 11 of 13 Pages

     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

EGM       P    5/1/95         47,000         14.24     Alex
EGM       P    5/2/95         43,400         15.46     Alex
Jackson   P    5/2/95         26,500         15.46     Alex
C.Jackson P    5/2/95         1,300          15.46     Alex
EGM       P    5/3/95         5,000          16.75     Troster
EGM       P    6/1/95         16,500         18.12     Alex
EGM       P    6/2/95         11,300         17.99     Alex
EGM       P    6/5/95         40,000         20.00     South
EGM       P    6/6/95         10,000         19.75     Volpe
EGM       P    6/7/95         12,800         19.87     South
EGM       P    6/9/95         10,000         20.12     Volpe

     Key to brokers used:

          Alex -         Alex. Brown & Sons Incorporated
          Troster -      Troster Singer Incororated
          South -        South Coast Capital
          Volpe     -    Volpe, Welty & Company

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

EGM is a general partner of ADIT, pursuant to a limited partnership agreement providing to EGM the authority, among other things, to invest the funds of EGM in the Stock, to vote and dispose of those securities and to file this statement on behalf of EGM. Henwood is the general partner of HCP. Pursuant to limited partnership agreements, the general partners of ADIT and HCP are entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. Pursuant to investment management agreements, EGM is authorized, among other things, to invest funds of its various investment advisory clients, including HCP, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party pursuant to the terms of such agreements, and provide for fees payable to EGM based on assets under management and, in certain cases, realized and unrealized gains and losses, if certain conditions are met.

                               SCHEDULE 13D

CUSIP No. 460705106                                    Page 12 of 13 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.



SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    June 14, 1995

Emerging Growth Management Co.          Adit Partners, a California Limited
                                        Partnership


By:    /s/ Michael T. Jackson
     Michael T. Jackson, Chairman       By:  Emerging Growth Management Co.
                                             General Partner

   /s/ Michael T. Jackson                    By:    /s/ Michael T. Jackson
Michael T. Jackson                                Michael T. Jackson,
                                                  Chairman
   /s/ Thomas D. Henwood
Thomas D. Henwood                       Henwood Capital Partners, L.P.


                                        By:    /s/ Thomas D. Henwood
                                             Thomas D. Henwood
                                             General Partner

                               SCHEDULE 13D

CUSIP No. 460705106                                    Page 13 of 13 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of common stock of Intersolv, Inc., a Delaware corporation. For that purpose, the undersigned hereby constitute and appoint Emerging Growth Management Co., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  March 14, 1995.


SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.



Emerging Growth Management Co.          Adit Partners, a California Limited
                                        Partnership


By:       /s/ Michael T. Jackson
     Michael T. Jackson, Chairman       By:  Emerging Growth Management Co.
                                             General Partner

         /s/ Michael T. Jackson              By:     /s/ Michael T. Jackson
Michael T. Jackson                                Michael T. Jackson,
                                                  Chairman
         /s/ Thomas D. Henwood
Thomas D. Henwood                       Henwood Capital Partners, L.P.


                                        By:     /s/ Thomas D. Henwood
                                             Thomas D. Henwood
                                             General Partner

F:\DMS\3237\010\0127702.WP